Exhibit 1


                 KRUPP CASH PLUS-II LIMITED PARTNERSHIP

                                                February 25, 1997

Dear Unit Holder:

            As you are by now aware, Krescent Partners L.L.C., a Delaware limited liability company, and American Holdings I, L.P., a Delaware limited partnership (together, the "Purchasers"), have made an offer (the "Offer") to purchase Depositary Receipts representing limited partnership units ("Units") of Krupp Cash Plus-II Limited Partnership (the "Partnership") for $7.45 per Unit.

            The purchase price being offered by the Purchasers is 25% less than the inherent value of the Units currently estimated by The Krupp Corporation, a General Partner of the Partnership (a "General Partner"). However, the Offer provides Unit holders with the immediate opportunity to liquidate their investment in the Partnership. Certain Unit holders may find that such a discount is acceptable when weighed against their desire to receive the certainty of an immediate cash purchase price in exchange for their Units. Other Unit holders who do not desire immediate cash, however, may prefer to continue to retain their investment in the Partnership and potentially receive a higher value for their Units upon the future liquidation of the Partnership's assets. Because of differing motivations that Unit holders may have, the General Partner is not making a recommendation and is remaining neutral with respect to the Offer.

            Although the General Partner is not making a recommendation with respect to the Offer, the General Partner believes that Unit holders should consider the following factors in making their own decision of whether to accept or reject the Offer:

      o THE PRICE PER UNIT OFFERED BY THE PURCHASERS DOES NOT REFLECT THE VALUE INHERENT IN THE UNITS. The price being offered by the Purchasers of $7.45 per Unit represents a 25% discount from the General Partner's estimate of $9.92 per Unit. Such estimate was largely determined based on independent third party preliminary appraisals and taking into account the other assets and liabilities of the Partnership. (Such estimate does not necessarily reflect the amount which a Unit holder would ultimately receive if the Partnership were liquidated. For example, it does not take into account transaction costs relating to the sale of the Partnership's properties, which would reduce amounts available for distribution. In addition, market conditions will affect the amounts available for distribution.) While the General Partner believes its estimate of the net asset value of a Unit is representative of current value, there can be no assurance that the actual value of a Unit is not greater or less than such estimate or that such estimate may not increase or decrease in the future. The General Partner believes that the market recovery that has had a





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            positive impact on other real estate sectors has not yet affected the retail sector to the same extent and that, given current market trends, it may be that the values of the Partnership's properties will be greater in the future. However, there can be no assurance that such will be the case. Unit holders should note that the General Partner's estimate of net asset value per Unit has fallen in each of the last two years.

     o UNIT HOLDERS WHO ACCEPT THE OFFER WILL NO LONGER RECEIVE CASH DISTRIBUTIONS. Effective as of May 15, 1997, the Partnership has increased its quarterly cash distribution to $0.25, or $1.00 annually, per Unit. Holders who sell their Units to the Purchasers will lose their right to receive future quarterly distributions from operations that are payable in respect of Units. Furthermore, Unit holders who sell their Units to the Purchasers will lose the right to future distributions from future sales of Partnership properties.

      o THE OFFER WILL PROVIDE UNIT HOLDERS WITH AN IMMEDIATE OPPORTUNITY TO LIQUIDATE THEIR INVESTMENT IN THE PARTNERSHIP.

      o ACCEPTANCE OF THE OFFER WILL CONSTITUTE A TAXABLE EVENT TO UNIT HOLDERS. Unit holders are urged to consult with their personal tax and legal advisors prior to accepting the Offer and tendering their Units.

      o AS STATED BY THE PURCHASERS IN THE OFFER, THE PURCHASERS ARE MAKING THE OFFER WITH A VIEW TO MAKING A PROFIT. Accordingly, there is a conflict of interest between the Purchasers' desire to purchase the Units at a low price and a Unit holder's desire to sell its Units at a high price.

            Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Offer. Limited partners are advised to carefully read the Schedule 14D-9.

            Please do not hesitate to call our Investor Communication representatives at 1-800-255-7877 for assistance in any Partnership matter.

                                Sincerely yours,


                                Laurence Gerber, President
                                The Krupp Corporation, a General
                                Partner